U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25


         NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                           0-21192

                                                           CUSIP NUMBER
                                                           134624 10 5

[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K  [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  February 28, 1997
                  -----------------------------------------------------------
 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR

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     If  the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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Full Name of Registrant:

          Campo Electronics, Appliances and Computers, Inc.


Address of Principal Executive Office (Street and Number):

          109 Northpark Boulevard, Suite 500, Covington, Louisiana  70433
_____________________________________________________________________________
     City, State and Zip Code


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has recently replaced its Chief Executive Officer and added three new members to the Board of Directors. The Company anticipates that, based on charges that it will take for the second quarter and that primarily relate to the continuing efforts of the Company to restructure its operations, there will be a significant reduction in the Company's shareholders' equity. In order for new mangement to have adequate time to fully prepare and advise the new members of the Board of the ramifictions of the anticipated charges and their impact on the Company, the Company is required to delay the filing of its Form 10-Q for the second fiscal quarter.

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification:

     Wayne J. Usie, Chief Financial Officer        504        867-5218
___________________________________________________________________________
                 (Name)                       (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes   [ ] No

     If  so:   attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See explanation in Part III above.

        CAMPO ELECTRONICS, APPLIANCES AND COMPUTERS, INC.
 ___________________________________________________________________________
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 14, 1997     By:            /s/ WAYNE J. USIE
                                  ________________________________________
                                             Wayne J. Usie
                                             Chief Financial Officer